Exhibit 99.3

KPMG LLP	Telephone	(416) 777-8500
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AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of Sandspring Resources Ltd.

We have audited the consolidated financial statements of Sandspring Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and deficit, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, which are incorporated by reference in the registration statement on Form 40-F and expressed an unmodified opinion on the consolidated financial statements on April 25, 2011.

Opinion

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in the supplemental note entitled “Schedule of Reconciliation between Canadian and United States Generally Accepted Accounting Principles” incorporated by reference in the Registration Statement is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

September 16, 2011

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
 (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Sandspring Resources Ltd.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010 and 2009
(Expressed in Canadian Dollars)

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of these differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

Consolidated Statements of Operations
	Note	Year ended December 31, 2010	Year ended December 31, 2009
		$	$
Loss and comprehensive loss under Canadian GAAP		(6,735,254)	(2,143,112)
Difference in policy related to exploration costs	a	(16,806,673)	(988,573)
Loss and comprehensive loss under U.S. GAAP		(23,541,927)	(3,131,685)
Basic and fully diluted loss per share under U.S. GAAP		(0.27)	(0.26)

Consolidated Balance Sheets
	Note	Year ended December 31, 2010	Year ended December 31, 2009
		$	$
Total assets under Canadian GAAP		103,000,280	32,090,106
Decrease in mineral interests	a	(17,795,246)	(988,573)
Decrease in mineral interests	b	(8,678,905)	-
Total assets under U.S. GAAP		76,526,129	31,101,533

Total liabilities under Canadian GAAP		16,318,578	4,582,280
Decrease in future income tax liabilities	b	(8,678,905)	-
Total liabilities under U.S. GAAP		7,639,673	4,582,280

Shareholders' equity under Canadian GAAP		86,681,702	27,507,826
Cumulative U.S. GAAP adjustment	a	(17,795,246)	(988,573)
Shareholders equity under U.S. GAAP		68,886,456	26,519,253
Total liabilities and shareholder's equity under U.S. GAAP		76,526,129	31,101,533

Sandspring Resources Ltd.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010 and 2009
(Expressed in Canadian Dollars)

Consolidated Statements of Cash Flows
	Note	Year ended December 31, 2010	Year ended December 31, 2009
		$	$
Cash used in operations under Canadian GAAP		(2,599,076)	(1,883,637)
Difference in policy related to exploration costs	a	(42,569)	(16,542)
Cash used in operations under U.S. GAAP		(2,641,645)	(1,900,179)

Cash used in investing activities under Canadian GAAP		(17,390,702)	(1,903,374)
Difference in policy related to exploration costs	a	16,764,104	972,031
Cash used in investing activities under U.S. GAAP		(626,598)	(931,343)

a)
The effect of the difference in accounting policies to expense costs related to exploration activities.  Under Canadian GAAP, these costs are not expensed, but included in the carrying value of the mineral property.  Under U.S. GAAP, in accordance with EITF 04-2, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S. GAAP.  Exploration expenditures on mineral interests other than acquisition costs, prior to the establishment of proven or probable reserves are expenses as incurred under U.S. GAAP.  Under Canadian GAAP these expenditures were deferred.  The costs capitalized for U.S. GAAP purposes relate solely to the mineral interest acquisition costs.

b)
The difference related to the tax effect of the adjustment resulting from the difference in policy related to exploration costs.  A reversal of the deferred tax liability related to the expensing of exploration costs was reflected as a reduction of deferred tax liabilities of $8,678,905 as of December 31, 2010 (December 31, 2009 - $Nil) and a corresponding decrease in mineral interests of $8,678,905 (2009 - $Nil).

Recent US Accounting Pronouncements

In December 2007 the FASB issued new guidance for business combinations which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions (now Accounting Standards Codification (“ASC”) 805).   It also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of assets and liabilities as if they had occurred on the acquisition date.  In addition, it requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obliged to incur, to be recognized separately from the business combination.  This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Sandspring Resources Ltd.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010 and 2009
(Expressed in Canadian Dollars)

In December 2007 the FASB issued new accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary (now ASC 810).  It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  It also requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest on the face of the consolidated statement of income.  Changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation must be accounted for as equity transactions for the difference between the parent’s carrying value and the cash exchanged in the transaction.  The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly (FSP FAS 157-4).  The FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements.  Under FSP FASB 157-4, if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value.  In addition, if there is evidence that the transaction for the asset or liability is not orderly; the entity shall place little, if any weight on that transaction price as an indicator of fair value.  FSP FAS 157-4 is effective for periods ending after June 15, 2009.  The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC 855 (formerly, SFAS No. 165, Subsequent Events).  The pronouncement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  ASC 855 became effective for interim or annual periods ending after June 15, 2009.  In February 2010, the FASB issued ASU 2010-09, Subsequent Events, (“ASU 2010-09”), which updated ASC Topic 855.  ASU 2010-09 removes the requirement, effective immediately, to disclose the date through which an entity has evaluated subsequent events.  The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In June 2009, the Financial Accounting Standards Board (FASB) issued guidance now codified as FASB Accounting Standards Codification (ASC) Topic 105, Generally Accepted Accounting Principles, as the single source of authoritative non-governmental U.S. GAAP.  FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place.  All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative.  These provisions of FASB ASC Topic 105 were effective for interim and annual periods ending after September 15, 2009.  The adoption of this pronouncement did not have an impact on the Company’s business, financial condition or results of operations.  On the effective date of FASB ASC Topic 105, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

Sandspring Resources Ltd.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010 and 2009
(Expressed in Canadian Dollars)

In December 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets, (“ASU 2009-16”), which is codified in ASC Topic 860, Transfers and Servicing.  This pronouncement provides guidance for de-recognition of transferred financial assets.  ASU 2009-16 is effective for financial asset transfers occurring after the beginning of the Company’s fiscal year that begins January 1, 2010.  Early adoption of ASU 2009-16 is prohibited.  The Company determined that there was no impact on the consolidated financial statements as a result of adoption ASU 2009-16 on January 1, 2010.

In December 2009, the FASB issued ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, (“ASU 2009-17”), which is codified in ASC Topic 810, Consolidations.  This pronouncement amends the consolidation guidance that applies to variable interest entities.  ASU 2009-17 is effective for the Company’s fiscal year that begins January 1, 2010, and early adoption is prohibited.  The Company determined that there was no impact on the consolidated financial statements as a result of adoption ASU 2009-17 on January 1, 2010.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, (“ASU 2010-06”), which is codified in ASC Topic 820, Fair Value Measurements, and Topic 715, Compensation – Retirement Benefits.  This pronouncement expands disclosures about fair value measurements and is effective for the Company’s 2010 fiscal year.  The Company determined that there was no material effect on the consolidated financial statements as a result of adopting ASU 2010-06 on January 1, 2010.

In January 2010, the FASB issued ASU 2010-04, Accounting for Various Topics – Technical Corrections to SEC Paragraphs, (“ASU 2010-04”).  ASU 2010-04 makes technical corrections to existing SEC guidance including the following topics:  accounting for subsequent investments, termination of an interest rate swap, issuance of financial statements – subsequent events, use of residential method to value acquired assets other than goodwill, adjustments in assets and liabilities for holding gains and losses, and selection of discount rates used for measuring defined benefit obligations.  In February 2010, the FASB issued ASU 2010-08, Technical Correction to Various Topics, (“ASU 2010-08”).  ASU 2010-08 clarifies guidance on embedded derivatives and hedging.  ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009.  The Company determined that there was no impact on the consolidated financial statements as a result of adopting ASU 2010-04 and ASU 2010-08 on January 1, 2010.

Accounting Pronouncements Issued But Not Yet Implemented

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), which is codified in ASC Topic 605, Multiple-Element Arrangements.  ASU 2009-13 requires entities to allocate revenues in the absence of vendor-specific objective evidence or third party evidence of selling price for deliverables using a selling price hierarchy associated with the relative selling prices method.  ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  The adoption of ASU 2009-13 is expected to have no effect on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Compensation – Stock Compensation:  Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in

Sandspring Resources Ltd.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010 and 2009
(Expressed in Canadian Dollars)

Which the Underlying Equity Security Trades (“ASU 2010-13”), which is codified in ASC Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition.  Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity.  The amendments in the ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  The adoption of ASU 2010-13 is expected to have no effect on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations:  Disclosure of Supplementary Pro Forma Information for Business Combinations, (“ASU 2010-29”), which is codified in ASC Topic 805.  ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments in ASU 2010-29 also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  Early adoption is permitted.  The adoption of ASU 2010-29 is expected to have no effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”).  ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of shareholders’ equity.  The amendments in ASU 2011-05 allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  The amendments in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The Company must adopt these changes no later than its fiscal quarter ended March 31, 2012, but may adopt the changes earlier than that period.  We believe that the adoption of ASU No. 2011-05 will only impact the presentation of our financial statements and will not have a material impact on our consolidated results of operations, financial position or cash flows.